SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Marathon Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

56585A102
(CUSIP Number)

Marc Weingarten, Esq.
David Rosewater, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56585A102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,702,322 (including options to purchase 896,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,702,322 (including options to purchase 896,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,702,322 (including options to purchase 896,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 56585A102	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.01 per share, of Marathon Petroleum Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 539 South Main Street, Findlay, Ohio 45840-3229.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

(b) The principal business address of the Reporting Person and the Principals is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

(d) Neither the Reporting Person nor any of the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor any of the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized in Delaware. The Principals are citizens of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 19,702,322 Shares (including options to purchase 896,000 Shares) reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $636.0 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity.  The Reporting Person has had discussions with the Issuer’s management relating to the Issuer’s business strategy, corporate and asset structure, capitalization, dividend and repurchase policy, governance and related matters. The Reporting Person may continue to have such discussions with the Issuer’s management as well as with the Issuer’s board of directors, shareholders and other parties relating to such matters, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 356,518,305 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2011 for the period ended September 30, 2011.

CUSIP No. 56585A102	SCHEDULE 13D	Page 4 of 7 Pages

At the close of business on January 18, 2012, the Reporting Persons may be deemed to beneficially own 19,702,322 Shares (which includes options to purchase 896,000 Shares), constituting approximately 5.5% of the Shares outstanding.  Such options which are deemed to be beneficially owned include 896,000 European-style call options exercisable on February 17, 2012 at a strike price of $27.50 for a total of 896,000 Shares.

(b) The Reporting Person has sole voting and dispositive powers over 19,702,322 Shares (which includes options to purchase 896,000 Shares), which powers are exercised by the Principals.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns 896,000 European-style call options exercisable on February 17, 2012 at a strike price of $27.50 for a total of 896,000 Shares.

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Issuer During the Last 60 Days.

CUSIP No. 56585A102	SCHEDULE 13D	Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2012

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

CUSIP No. 56585A102	SCHEDULE 13D	Page 6 of 7 Pages

EXHIBIT A

Transactions in the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

JANA Partners LLC

SHARES

Trade Date	Amount Purchased (Sold)	Price per Share ($)
11/22/2011	22,400	$33.23
11/22/2011	251,053	$33.31
11/22/2011	32,593	$33.50
11/22/2011	200,000	$33.53
11/23/2011	42,527	$32.80
11/23/2011	100,000	$32.90
11/23/2011	1,263,456	$32.93
11/23/2011	80,699	$33.18
11/25/2011	400,000	$32.45
11/28/2011	11,500	$33.04
11/28/2011	150,000	$33.19
11/28/2011	70,900	$33.34
11/28/2011	445,924	$33.51
11/28/2011	253,200	$33.98
11/29/2011	613,259	$33.13
11/29/2011	101,300	$33.20
11/29/2011	25,000	$33.29
11/29/2011	268,280	$33.30
11/29/2011	19,175	$33.34
11/30/2011	192,459	$33.09
11/30/2011	400,000	$33.95
12/01/2011	25,000	$33.64
12/01/2011	32,314	$33.75
12/01/2011	1,000	$33.96
12/01/2011	449,031	$34.08
12/05/2011	5,800	$34.15
12/05/2011	189,536	$34.28
12/05/2011	214,703	$34.46
12/05/2011	811,896	$34.77
12/05/2011	25,068	$34.91
12/06/2011	101,800	$34.19
12/06/2011	200,100	$34.41
12/06/2011	244,339	$34.47
12/06/2011	657,838	$34.50
12/07/2011	1,055,512	$34.14
12/07/2011	3,500	$34.19
12/07/2011	400,000	$34.51
12/08/2011	1,700	$33.54
12/08/2011	928,663	$33.84
12/08/2011	859,064	$33.87
12/08/2011	40,205	$33.88
12/08/2011	92,900	$33.92
12/08/2011	7,000	$33.99
12/09/2011	618,692	$34.14
12/09/2011	38,652	$34.46
12/09/2011	85,000	$34.79
12/09/2011	280,278	$34.83
12/12/2011	55,200	$34.12
12/12/2011	119,600	$34.13
12/12/2011	1,731,282	$34.18
12/12/2011	11,063	$34.19
12/12/2011	200	$34.21
12/12/2011	260,000	$34.24
12/12/2011	154,186	$34.53
12/12/2011	50,000	$34.62
12/13/2011	74,999	$33.94
12/13/2011	25,000	$33.98
12/13/2011	50,000	$34.20
12/13/2011	542,901	$34.30
12/13/2011	64,900	$34.45
12/13/2011	42,200	$34.57
12/16/2011	10,000	$32.04
12/16/2011	62,313	$32.10
12/16/2011	366,200	$32.54
12/16/2011	119,487	$32.99
12/16/2011	25,000	$33.13
12/19/2011	(109,127)	($32.22)
12/19/2011	33,680	$31.96
12/19/2011	80,900	$32.24
12/19/2011	548,420	$32.36
12/20/2011	5,000	$31.99
1/3/2012	60,147	$33.71
1/9/2012	205,000	$30.52
1/9/2012	8,265	$30.55
1/9/2012	5,700	$30.58
1/9/2012	339,591	$30.76
1/9/2012	50,000	$30.98
1/10/2012	75,000	$31.30
1/10/2012	151,900	$31.44
1/10/2012	28,325	$31.52
1/10/2012	320,161	$31.70
1/10/2012	56,200	$31.83
1/11/2012	68,100	$32.04
1/11/2012	763,900	$32.47
1/11/2012	35,000	$32.53
1/11/2012	2,313	$32.96

CUSIP No. 56585A102	SCHEDULE 13D	Page 7 of 7 Pages

OPTIONS

Trade Date	Expiration Date	Amount Acquired (Sold)	Strike Price
12/01/2011	01/20/2012	250,000	$30.00
12/07/2011	01/20/2012	100,000	$30.00
12/09/2011	01/20/2012	100,000	$30.00
12/12/2011	01/20/2012	50,000	$30.00
12/19/2011	01/20/2012	(500,000)	$30.00
12/19/2011	02/17/2012	500,000	$27.50
12/30/2011	02/17/2012	36,000	$27.50
1/9/2012	02/17/2012	235,000	$27.50
1/11/2012	02/17/2012	125,000	$27.50